                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                            FORM 10SB
                         AMENDMENT NO. 4

           GENERAL FORM FOR REGISTRATION OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                     BRADEN TECHNOLOGIES INC.
      (Exact name of Company as specified in its charter)

NEVADA                                      88-0419475
------                                      ----------
(State or other jurisdiction of             (I.R.S. Employer
incorporation or organization)              Identification No.)

Suite 505, 1155 Robson Street
Vancouver, British Columbia, Canada         V6E 1B5
----------------------------------------    ----------
(Address of principal executive offices)    (Zip Code)

Registrant's telephone number, including area code:  604-689-1659

SEC File Number 0-25827

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered

Common Stock                      None

Securities to be registered pursuant to Section 12(g) of the Act:

             Common Shares, par value $0.001 per share
             -----------------------------------------
                         (Title of class)

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                      TABLE OF CONTENTS
                      -----------------
                                                              Page
                                                              ----
COVER PAGE                                                       1

TABLE OF CONTENTS                                                2

PART I                                                           3

DESCRIPTION OF BUSINESS                                          3

DESCRIPTION OF PROPERTY                                         13

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES         13

REMUNERATION OF DIRECTORS AND OFFICERS                          14

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS    15

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS       16

SECURITIES BEING OFFERED                                        17

PART II                                                         19

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                     19

LEGAL PROCEEDINGS                                               19

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                   19

RECENT SALES OF UNREGISTERED SECURITIES                         19

INDEMNIFICATION OF DIRECTORS AND OFFICERS                       20

PART F/S                                                        22

FINANCIAL STATEMENTS                                            F-1

PART III                                                        23

INDEX TO EXHIBITS                                               23

SIGNATURES                                                      24

                                2

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                             PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative
2.

ITEM 6.  DESCRIPTION OF BUSINESS

ORGANIZATION

Braden Technologies, Inc. (the "Company") was organized as a Nevada corporation on February 17, 1999.


BUSINESS

The Company is an exploration stage company engaged in the acquisition, exploration and development of mineral properties.
The Company has an interest in the properties described below under the heading "Mineral Property Option Agreement", designated below as the "Miranda Property". The Company intends to carry out exploration work on the Miranda Property in order to ascertain whether the Miranda Property possesses commercially developable quantities of gold and other precious minerals. There can be no assurance that a commercially viable mineral deposit, or reserve, exists in the Miranda Property until appropriate exploratory work is done and a comprehensive evaluation based on such work concludes legal and economic feasibility.


MINERAL PROPERTY OPTION AGREEMENT

By an agreement made as of February 18, 1999 between the Company and Miranda Industries Inc. of Suite 505 - 1155 Robson Street, Vancouver, British Columbia ("Miranda"), the Company acquired from Miranda the option (the "Option") to acquire a 50% interest in certain mineral claims situated in the State of Nevada (the "Miranda Property"). The consideration paid by the Company to Miranda for the grant of the Option at the time of execution was $1,000 US. The Option is exercisable by the Company incurring the following property exploration expenditures on the Miranda
Property:

1. Initial exploration expenditures in the amount of $10,000 US by February 28, 2000; and

2.  Cumulative exploration expenditures in the amount of $250,000
US by February 28, 2002.

The Company has not incurred exploration expenditures to date on the Miranda Property which can be applied towards exercise of the Option.

Property exploration expenditures include all reasonable and necessary monies expended on or in connection with the exploration and development of the Miranda Property determined in accordance with generally accepted accounting principles.

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In addition, until the Company shall have secured a 50% interest in the Miranda Property, the Company is obligated to cover all Property Acquisition Costs due under the Underlying Agreement, as discussed below.

Upon the Company acquiring a 50% interest in the Miranda Property by exercise of the Option, the Company and Miranda will enter into a joint venture for the purpose of further exploring and developing and, if economically and politically feasible, constructing and operating a mine on the Miranda Property.

The Company's Option is subject to an Underlying Agreement dated the 12th day of February, 1997 (the "Underlying Agreement") between Miranda and John Rice of P.O. Box 20074, Reno, Nevada 89515("Rice") whereby Miranda acquired an undivided 100% right, title and interest in the Miranda Property from Rice (the "Underlying Agreement") by staking the mining claims comprising the Miranda Property, making a payment to Rice of $5,000 US in cash, and issuing to Rice 70,000 common shares of Miranda Industries Inc. as follows:

1. 10,000 shares along with the $5,000 upon approval of the Agreement by the Vancouver Stock Exchange and the staking of at least twenty mining claims;

2. 10,000 shares within 30 days of the issuance of a news release on the results of a drill program in which the grade-thickness of 4 feet-ounces/ton is received;

3. 20,000 shares within 30 days of the receipt of a final, signed version of a positive pre-feasibility study on the property, prepared by an independent, qualified party; and

4. 30,000 shares within 30 days of the receipt of a final, signed version of a positive feasibility study on the property, prepared by an independent, qualified party.

Miranda has represented to the Company that the mineral claims comprising the Miranda Property have been staked and the initial payment of $5,000 made to Rice, each as required to maintain the Underlying Agreement in good standing. As stated above, until the Company shall have secured a 50% interest in the Miranda Property, the Company has agreed to pay all Property Acquisition Costs required under the Underlying Agreement. Property Acquisition Costs means: (1) all cash payments due Rice, and (2) in the case where common shares are to be issued to him, a sum equal to the average closing price of the Miranda Common Stock for the 15 full trading days immediately preceding the date of the event that triggers the requirement for the issuance of the Common Shares of Miranda under the underlying agreement. In the event that the Company fails to complete its obligation to Miranda to ensure that all property acquisition costs under the Underlying Property Agreement are paid, Miranda will have the right to terminate the Option. In the event of termination of the Option, the Company will have no interest in the Miranda Property.

                                4

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GEOLOGICAL REPORT

The Company has obtained a geological report on the Miranda Property dated February 18, 1999 prepared by John Rice, Consulting Geologist of P.O. Box 20074, Reno, Nevada 89515 (the "Geological Report"). The Geological Report summarizes the exploration history of the Miranda Property, the regional geology of the Miranda Property and provides conclusions and recommendations for a work program on the Miranda Property. These conclusions and recommendations of the Geological Report are summarized below.

The Company has delivered copies of the Geological Report to the purchasers of the Company's common stock pursuant to the Company's offering of 2,100,000 shares of common stock at a price of $0.01 per share and the Company's offering of 100,000 shares of common stock at a price of $0.20 per share. See Part II - Item 4 - "Recent Sales of Unregistered Securities".

Miranda Property

The thirty-seven lode claims comprising the Miranda Property have been located and filed by Miranda on land administered by the U.S. Bureau of Land Management. The claims are named the Basin Claims.

The Miranda Property is located in Sections 1-3, T8N, R40E and
Sections 34-36, T9N, R40E in the southern Toiyabe Mountains approximately 38 miles (61 kms.) north of Tonopah, Nevada. Thirty-seven lode claims have been located by Miranda USA on land administered by the U. S. Forest Service.

History of the Property

The property was originally prospected for its mercury potential over 50 years ago. Later, fluorspar was mined from the Colton Mine in the main part of the district. In the early-mid seventies, Louisiana Land and Minerals drilled 8-10 holes, presumably testing for fluorspar. These holes are vertical, large diameter (12-14 inches) conventional drill holes. Freeport Exploration (now Independence Mining) located claims in the area but chose not to pursue making a deal with the land owner that controlled claims over the main part of the property.

Miranda USA located 37 claims on the property in January 1997 after the property became open. Miranda now controls 37 unpatented claims.

The Company anticipates that the claims comprising the Miranda Property will remain unpatented as the United States Congress has placed a moratorium on the filing of mineral patent applications after October 1, 1994. The U.S. Congress has been debating possible reform measures for the Mining Law of 1872, as amended, but no bill has been passed and there is no certainty when or if a bill would be passed, or what its contents and impact on the Company would be. A mineral patent issued by the Department of the Interior for a mining claim(s) gives the owner exclusive title to the locatable minerals within the claim boundaries. However, a person may mine and remove minerals from a mining claim without a mineral patent. Patenting requires the mining claimant to

                                5

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demonstrate the existence of a valuable mineral deposit that satisfies the prudent man and marketability tests of discovery. However, the Congressional moratorium on patent issuances means that the Company does not anticipate that any of the claims comprising the Miranda Property will be patented whether or not this test can be met.

Geology of the Miranda Property

The Geological Report summarizes the geology of the Miranda Property. The geological analysis of the Company's property is relevant to the business of the Company as it provides the basis for the exploration program recommended for the Miranda Property. The rationale for proceeding with the exploration program is to ascertain whether there are commercially viable quantities of gold bearing ore on the Miranda Property which warrant further exploration or which may sustain commercial production. There is no assurance that the recommendations or conclusions of the Geological Report in fact signify commercial quantities of gold bearing ore on the Miranda Property.

The Geological report identified a volcanic rock formation known as the "middle volcanic sequence" as being present on the Miranda Property. Quartz veins were observed within this middle volcanic sequence. Quartz veins are formations of quartz minerals present within the middle volcanic sequence. The Geological Report identified these quartz veins as having the potential to host gold and silver mineralization based on the exploration completed in 1997. Two separate quartz veins were observed on the Miranda Property from observation of rock samples and drill hole samples. These two veins are known as the "North Vein" and the "South Vein".

Geological Exploration on the Miranda Property

Miranda engaged Mr. John Rice, the author of the Geological Report, to complete a geologic sampling program on the Miranda Property during the spring and summer field season of 1997. Mr. Rice collected sixty-one surface rock chip samples from the property which were analysed for gold and silver mineralization. The sixty-one rock samples collected had an average of 0.022 ounces of gold per ton. Those samples which contained gold mineralization generally also contained silver mineralization.

In addition to the rock chip samples, a program of soil sampling was also completed. A total of 507 soil samples were collected on the grid. The results from the soil samples assisted in defining the North Vein and the South Vein observed on the Miranda Property.

Miranda also completed the drilling of nine holes on the Miranda Property in October 1997. The drilling contractor was Johnson
Drilling from Elko, Nevada.   Four drill holes were drilled on the
North Vein and four holes were drilled on the South Vein. One hole was drilled to test a mercury anomaly in the western part of the
property.   Drill hole SB97-4, which was drilled on the North Vein,
had a 10 foot (3 meter) interval that averaged 0.02 ounces of gold per ton. This was the best assay interval of all drill holes.

                                6

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Conclusions and Recommendations of the Geological Report

The Geological Report concluded that the volcanic middle sequence present on the Miranda Property has the potential of hosting a precious metal deposit within quartz veins. The Geological Report recommended that additional drilling be planned to test the North Vein at deeper levels based on the results of the geological exploration completed by Mr. Rice.

The Geological Report recommended proceeding with a further two phase geological exploration program. The first phase of the exploration program would involve conducting a geological survey of the Miranda Property, known as a magnetometer and induced polarization survey. The results of this survey would be analyzed by the Company to identify further drilling targets. The second phase of the exploration program would involve drilling at the recommended drill targets in order to obtain additional drill core samples. These drill core samples would be analyzed to further determine the mineralization potential of the Miranda Property.

The second phase of the exploration program would require the construction of roads in order to provide drill access to recommended drill locations. The Company estimates the cost of constructing these roads to be approximately $8,000, including mobilization. Construction of roads is not required to undertake phase one of the exploration program.

The following table summarizes the costs of proceeding with the geological exploration program recommended by the Geological
Report:

Phase One of Geological Exploration Program
-------------------------------------------

Gradient IP  Contractor   $  9,000  Survey
Survey
             Geologist    $    700 	Supervision and planning
             Reporting    $    500 	Summary and interpretations
             Contingency  $  1,000 	@ 10%
             -----------  ---------
             TOTAL        $ 11,200

Phase Two of Geological Exploration Program
-------------------------------------------

Secret Basin Contractor   $ 50,000 	Reverse circulation drilling
             Geologist    $  7,500  Supervision and geology
             Assaying     $ 12,000 	For each 5 ft sample Road
             Building     $  8,000 	Includes mobilization
             Permitting   $  1,000 	With the Forest Service
             Filing Fees  $  3,500 	Filing fees and staking
                                   	additional claims
             Reporting    $  4,000 	Summary reports
             Contingency  $ 12,900 	@ 15%:  meetings, management,
               		----------- misc.
             TOTAL        $ 98,900

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Company's Plan of Operation

The Company has determined to proceed with Phase One of the exploration program on the Miranda Property. The Company has raised sufficient funds from prior offerings of its securities, as set forth in Item 4 of Part II of this Registration Statement, to proceed with Phase One of the exploration program.

The Company had cash on hand in the amount of $15,225 as of September 30, 1999. The Company believes that these cash reserves are sufficient to enable the Company to complete Phase One of the
exploration program.   Completion of Phase One of the exploration
program by February 28, 2000 will enable the Company to meet its obligation to Miranda to incur exploration expenditures on the Miranda Property in the amount of $10,000 by February 28, 1999.

The Company believes that its cash reserves are also sufficient to meet its obligations for the next twelve month period to Senate Capital under the Management Agreement and to pay for the legal and accounting expense of complying with its obligations as a reporting issuer under the Securities Exchange Act of 1934, in addition to the cost of completing Phase One of the exploration program.

The Company will require additional funding in the event that the Company determines to proceed with Phase Two of the exploration program. The anticipated cost of the Phase Two exploration program is $98,700 which is in excess of the projected cash reserves of the Company upon completion of Phase One of the exploration program. The Company anticipates that additional funding will be in the form of equity financing from the sale of the Company's common stock. There is no assurance that the Company will be able to achieve additional sales of its common stock sufficient to fund Phase Two of the exploration program. The Company believes that debt financing will not be an alternative for funding Phase Two of the exploration program. The Company does not have any arrangements in place for future equity financing of the Company.

If the Company does not secure additional financing, the Company will not be able to complete Phase Two of the exploration program or meet its obligation to Miranda under the Option to incur $250,000 of exploration expenditures on the Miranda Property by February 28, 2002. In the event that the Company is unable to obtain sufficient financing in this regard, it will be required to
abandon the Option and lose all rights thereto.   The Company may
consider bringing in a joint venture partner to provide the required funding, if the Company is unable to obtain the funding by itself and does not want to abandon the Miranda Property. The Company has not undertaken any efforts to locate a joint venture partner for the Miranda Property. In addition, there is no assurance that the Company would be able to locate a joint venture partner for the Miranda Property who would assist the Company in funding the exploration of the Miranda Property. The Company may pursue acquiring interests in alternate mineral properties in the event of termination of the Option due to a failure to incur the required exploration expenditures.

Administration

The Company has entered into a management contract dated February
17, 1999 with Senate Capital Group Inc. whereby Senate Capital has agreed to provide office administration services to the

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Company for a fee of $1,000 US per month for a one-year term commencing February 17, 1999 and ending on February 29, 2000. The services include reception, secretarial services, accounting services, investor relations and other general office services.

Competition and Marketing

The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company cannot give any assurance as to what would be considered a "commercial quantity" of ore for the Miranda Property. A "commercial quantity" of ore is a quantity of ore which is sufficient to economically justify commercial exploitation. In determining whether a body of ore economically justifies exploitation, the Company will assess those factors which impact on the economics of production of the Miranda Property, including prevailing mineral prices, the concentration of minerals within the ore, cost of mining and production, costs of money, costs of environmental compliance and general economic conditions. In view of all of those factors, the Company does not view that there is any specific quantity or quality of ore resource which justify production of the Miranda Property.

Compliance with Government Regulation

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the United States generally and in the State of Nevada, specifically. In addition, production of minerals in the State of Nevada will require prior approval of applicable governmental regulatory agencies. There can be no assurance that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known in advance.

During the exploration phase of the Miranda Property, the Company will be subject to regulation by the Bureau of Land Management, a branch of the US Department of the Interior. The Company has budgeted for regulatory compliance costs in the proposed work program recommended by the Geological Report. The Company will have to sustain the cost of reclamation and environmental mediation for all exploration (and development) work undertaken. The amount of these costs is not known at this time as the Company does not know the extent of the exploration program it will undertake, beyond completion of the recommended work program, or if it will enter into production on the Miranda Property. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures

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on the Company, its earnings or competitive position in the event a potentially-economic deposit is discovered.

If the Company enters the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

	-	Water discharge will have to meet drinking water
standards (State Water Quality Control Board);

	-	Dust generation will have to be minimal or otherwise re-
mediated (State Air Quality Control Board);

	-	Dumping of material on the surface will have to be re-
contoured and re-vegetated with natural vegetation
(Bureau of Land Management);

	-	An assessment of all material to be left on the surface
will need to be environmentally benign (Bureau of Land
Management);

	-	Ground water will have to be monitored for any potential
contaminants (State Water Quality Control Board);

	-	The socio-economic impact of the project will have to be
evaluated and if deemed negative, will have to be re-mediated (County Agencies); and

	-	There will have to be an impact report of the work on the
local fauna and flora including a study of potentially endangered species (Bureau of Land Management).

Exploration Risk

Exploration for minerals is a speculative venture necessarily involving substantial risk. There is not any certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

The Company does not have and does not anticipate obtaining insurance to cover the exploration risk faced by the Company.

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No Known Bodies of Ore

There are not any known bodies of ore on the Company's properties. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

Research and Development Expenditures

During the past two fiscal years, the Company has not completed any research or development expenditures. Miranda Industries Inc., the vendor of the Miranda Property, has completed the geological exploration program on the Miranda Property, as discussed above.

Subsidiaries

The Company has no subsidiaries.

Employees

As of February 15, 2000, the Company had no employees other than its officers.

The Company's one officer is Mr. Peter Bell who is President, Secretary and Treasurer of the Company. Mr. Bell provides his services on a part-time basis as required for the business of the Company. Mr. Bell presently commits approximately 30% of his business time to the business of the Company. The Company presently does not pay to Mr. Bell any salary or consulting fee. The Company anticipates that the Company will pay compensation to Mr. Bell upon the Company determining to proceed with Phase Two of the exploration program in view of the increased responsibilities and commitment which will be required of Mr. Bell at such time.
Any compensation to be payable to Mr. Bell will require approval by the board of directors of the Company.

The Company does not pay to its directors any compensation for each director serving as a director on the Company's board of directors.

The Company conducts its business through agreements with consultants and arms-length third parties.

Patents and Trademarks

The Company does not own, either legally or beneficially, any patent or trademark.

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YEAR 2000 RISK

Background

Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the Year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the Year 2000, a four-digit date code field will be required to be what is commonly termed "Year 2000 compliant."

Readiness

The Company has completed an assessment of all internal systems and operations to determine Year 2000 compliance. The Company does not own any computer hardware or license any computer software in its operations as a geological exploration company. As such, the Company does not anticipate any material adverse operational issues to arise from the Year 2000 problem affecting internal systems and operations.

The Company has investigated the Year 2000 compliance of all computer hardware and computer software used by the Company's consultants in the Company's business operations. The Company has relied upon the verbal representations of each of its consultants that third party software used by the consultant is Year 2000 compliant. The Company has relied upon verbal representations by consultants that all computer hardware purchased is Year 2000 compliant. The Company cannot give any assurance that all computer hardware and software used by its consultants will be Year 2000 compliant. Accordingly, there is no assurance that the Company will not be affected by Year 2000 problems arising from problems with the Year 2000 problems experienced by its consultants.

Risks

The Company may realize exposure and risk if the systems for which it is dependent upon to conduct day-to-day operations are not year 2000 compliant. The Company's worst case scenario would be the loss of data regarding its property and business operations and the inability of its consultants to provide consultant services to the Company until such time as computer hardware and software was upgraded.

Estimated Year 2000 Costs

The Company estimates that its total internal cost for ensuring Year 2000 compliance for all internal systems to date to be less than $5,000. The Company anticipates incurring internal costs of less than $10,000 in completing its Year 2000 compliance plan. The Company has not incurred any external cost in ensuring Year 2000 compliance in view of the fact that the Company has only recently commenced operations and has relied upon representations of its consultants as to Year 2000 compliance.

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Contingency Planning

The Company's contingency plan consists of back-up of all computer databases and documentation.


Item 7.  Description of Property

The Company has an option to acquire a 50% interest in the Miranda Property, as described in detail in Item 6 of Part I of this Registration Statement under "Mineral Property Option Agreement".

The Company does not own or lease any property other than the Miranda Property. The Company has entered into an office administration contract dated February 17, 1999 with Senate Capital Group Inc. whereby Senate Capital has agreed to provide office administration services to the Company for a fee of $1,000 US per month.


Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the directors, executive officers and significant employees of the Company, their present positions with the Company, and their biographical information.

1.   Directors and Officers

Name of Director   	Age     Position         Term of Office
----------------       	---     --------------   --------------
Peter William Bell      63      President/Sec.
                                Treasurer        One year
Ross William Bailey     37      Director         One year
Richard Douglas Wilson  41      Director         One year

Mr. Peter William Bell is a director and is President of the Company. Mr. Bell is a self-employed consultant and is a director of Current Technology Corporation. Mr. Bell has a Bachelor of Science Degree in Pharmacy from the University of Manitoba and a Masters in Business Administration from the University of Western Ontario. Mr. Bell practiced as a licensed pharmacist until 1968. Mr. Bell has been a director and member of a number of health care companies and professional organizations. Mr. Bell has provided a wide range of consultant services to health care companies and organizations. These consultant services included: sales management and reorganization of sales force; regional market development and marketing strategy; medical opinion surveys and market analysis; medical device product market development; business immigration program presentations; management studies in healthcare organizations; development and growth of public corporations and reverse takeovers in public companies.

Mr. Bell is also a director of Current Technology Corporation, a company that is publicly traded on the OTC Bulletin Board. Current Technology Corporation markets an electrostatic hair maintenance and re-growth process. Mr. Bell has been a director of Current Technology

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Corporation since 1992.  Mr. Bell is also a director
and is the President of Ezon Healthcare Corporation, a private company. Ezon Healthcare Corporation is involved in the development of a graphic labeling system for pharmaceutical products. Mr. Bell has been a director and the President of Ezon Healthcare Corporation since 1997.

Mr. Bell also is, and has been since December 1998, the President and a Director of Explore Technologies, Inc. a public company organized in Nevada. Explore is a natural resource company engaged in the acquisition, exploration and development of mineral properties in Nevada, similar to the Company.

Mr. Bell will provide services to the Company on a part-time basis, as required for the business of the Company. Mr. Bell's services include management and supervision of the business and director of the Company's exploration activities. There is no requirement on Mr. Bell to provide a fixed amount of time in the service of the Company. Consequently, the amount of time he spends on Company business is dependent on the needs of the Company.

Mr. Ross William Johnston Bailey is a director of the Company and has a Bachelors Degree in Mechanical Engineering from the University of Victoria and is enrolled in the Masters in Business Administration program at Simon Fraser University. Mr. Bailey has been employed with Ballard Power Systems as a manufacturing engineer since 1995. Mr. Bailey was appointed to the Board of Directors of the Company on February 17, 1998.

Richard Douglas Wilson is a director of the Company. Mr. Wilson is experienced in raising capital for mineral resource companies through the public market since 1987. Mr. Wilson has been a director and President of International Chargold Resources Ltd. since 1996. International Chargold Resources is a company that is publicly traded on the Vancouver Stock Exchange and that proposes to build and operate a precious metals refinery in Ghana, West Africa. Mr. Wilson has also been a director and secretary of Regent Ventures Ltd. since 1993. Regent Ventures is a company that is publicly traded on the Vancouver Stock Exchange and that owns a mineral property in the Yukon Territories, Canada. Mr. Wilson was appointed to the Board of Directors of the Company on February 17, 1998.

2.   Significant Employees

The Company does not have any significant employees.

Item 9.  Remuneration of Directors and Officers

The Company did not pay any remuneration to its officers or directors during the period from its incorporation to March 15, 1999, the date of its annual financial statements, or from March 15, 1999 to February 15, 2000. As indicated in Item 6 - Description of Business - Employees, the Company does not presently pay any compensation to any of its officers and directors. The Company may during the course of the current year decide to compensate its officers and directors for their services.

Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer and (iii) all directors and officers as a group:


Title of  Name and Address                      Amount of   Percent
Class     of Beneficial Owner                   Beneficial  of Class
                                                Ownership
--------  ------------------------------------  ----------  --------

Common    Peter William Bell                    500,000     17.54%
Stock     #105 - 3389 Capilano Road
          North Vancouver, B.C. V7R 4W7
-------------------------------------------------------------------
Common    Ross W.J. Bailey                      100,000     3.51%
Stock     #202 - 2136 West 1st Avenue
          Vancouver, BC  V6K 1E8
-------------------------------------------------------------------
Common    Richard Douglas Wilson                 50,000     1.75%
Stock     Penthouse 8 - 1060 Alberni Street
          Vancouver, BC  V6E 2K2
-------------------------------------------------------------------
Common    Aileen Mary Fehr                      250,000     8.77%
Stock     3996 Michener Court,
          North Vancouver, BC  V7K 3C7
-------------------------------------------------------------------
Common    Dennis Lyle Higgs (1), (2)            865,000     30.35%
Stock     4520 West 5th Avenue
          Vancouver, BC  V6R 1S7
-------------------------------------------------------------------
Common    Darlene	Higgs (1), (3)  	            865,000     30.35%
Stock     4520 West 5th Avenue
          Vancouver, BC  V6R 1S7
-------------------------------------------------------------------
Common    Douglas V. Higgs (1), (4)             865,000     30.35%
Stock     110 - 7180 Lindsay Road
          Richmond, BC  V7C 3M6
-------------------------------------------------------------------
Common    Darcy Allan Higgs (1), (5)            865,000     30.35%
Stock     4554 West 2nd Avenue
          Vancouver, BC  V6P 1K8
-------------------------------------------------------------------
Common    Carleen Higgs (1), (6)       		865,000     30.35%
Stock     4554 West 2nd Avenue
          Vancouver, BC  V6P 1K8
-------------------------------------------------------------------
Common    Terri-Lyn Ker (1), (7)               865,000     30.35%
Stock     4924 45th Avenue
          Delta, BC  V4K 1K3
-------------------------------------------------------------------
Common    Eric Gordon Fergie                    175,000     6.14%
Stock     2221 Venables Street
          Vancouver, BC  V5L 2J5
-------------------------------------------------------------------
Common    Gordon H. Lloyd                       250,000     8.77%
Stock     Suite 160, 12820 Clark Place
          Richmond, BC
-------------------------------------------------------------------
Common    Directors and Officers As a Group     650,000    22.80%
Stock
-------------------------------------------------------------------

(1) All shares indicated as beneficially owned include the following shares because of the affiliation between Dennis Higgs, Darlene Higgs, Douglas Higgs, Darcy Higgs, Carleen Higgs and Terri-Lynn Ker: (i) 200,000 shares owned by Dennis Higgs; (ii) 80,000 shares owned by Darlene Higgs; (iii) 200,000 shares owned by Douglas Higgs; (iv) 200,000 shares owned by Darcy Higgs; (v) 75,000 shares owned by Carleen Higgs and registered in the name of Santorini Investments Ltd.; and (vi) 110,000 shares owned by Terri-Lynn Kerr;

(2) Dennis Higgs is: (i) the husband of Darlene Higgs; (ii) the brother of Douglas Higgs, Darcy Higgs and Terri-Lyn Ker; and (iii) the brother-in-law of Carleen Higgs. Dennis Higgs disclaims any beneficial ownership of all shares owned by Darlene Higgs, Douglas Higgs, Darcy Higgs, Carlene Higgs and Terri-Lyn Ker.

(3) Darlene Higgs is: (i) the wife of Dennis Higgs; (ii) the sister-in-law of Douglas Higgs, Darcy Higgs and Terri-Lyn Ker; and
(iii) the sister-in-law of Carleen Higgs. Darlene Higgs disclaims any beneficial ownership of all shares owned by Dennis Higgs, Douglas Higgs, Darcy Higgs, Carleen Higgs and Terri-Lyn Ker.

(4) Douglas Higgs is: (i) the brother of Darcy Higgs, Dennis Higgs and Terri-Lyn Ker; and (ii) the brother-in-law of Carleen Higgs and Darlene Higgs. Douglas Higgs disclaims any beneficial ownership of all shares owned by Dennis Higgs, Darlene Higgs, Darcy Higgs, Carleen Higgs and Terri-Lyn Ker.

(5) Darcy Higgs is: (i) the husband of Carleen Higgs; (ii) the brother of Dennis Higgs, Douglas Higgs and Terri-Lyn Ker; and (iii) the brother-in-law of Darlene Higgs. Darcy Higgs disclaims any beneficial ownership of all shares owned by Dennis Higgs, Darlene Higgs, Douglas Higgs, Carleen Higgs and Terri-Lyn Ker.

(6) Carleen Higgs is: (i) the wife of Darcy Higgs; (ii) the sister-in-law of Douglas Higgs, Dennis Higgs, Terri-Lyn Ker and Darlene Higgs. Carleen Higgs disclaims any beneficial ownership of all shares owned by Dennis Higgs, Douglas Higgs, Darcy Higgs, Darlene Higgs and Terri-Lyn Ker. The 75,000 shares owned by Carleen
Higgs are registered in the name of Santorini Investments Corp., a private company controlled by Carleen Higgs.

(7) Terri-Lyn Ker is: (i) the sister of Darcy Higgs, Dennis Higgs and Douglas Higgs; and (ii) the sister-in-law of Darlene Higgs and Carleen Higgs. Terri-Lyn Ker disclaims any beneficial ownership of all shares owned by Dennis Higgs, Darlene Higgs, Douglas Higgs, Darcy Higgs and Carleen Higgs.

Item 11.  Interest of Management and Others in Certain Transactions

Except as disclosed below, none of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.

The Company entered into the management contract dated February 17, 1999 with Senate Capital Group Inc. whereby Senate Capital Group has agreed to provide office administration services to the Company. See Item 6. "Description of Business - Administration". Senate Capital Group is a private company controlled by Mr. Dennis Higgs. Mr. Dennis Higgs indirectly owns more that 10% of the Company's Common stock. See Item 10. "Security Ownership of Management and Certain Stock Holders".

It should be noted, however, that the Consulting Geologist, John Rice, who prepared the geological reports on which the business plan was at least partially based, is the Vendor on the Underlying Agreement which transferred the mineral rights to Miranda and as a result will be entitled to up to 70,000 common shares of Miranda Industries Inc. as described above under the section entitled "Mineral Property Option Agreement"

The Company's policy regarding related transactions requires that any director or officer who has an interest in any transaction to be approved by the board of directors of the Company disclose the presence and the nature of the interest to the board of directors prior to any approval of the transaction by the board of directors. The transaction may then be approved by a majority of the disinterested directors, provided that an interested director may be counted in the determining the presence of a quorum at the meeting of the board of directors to approve the transaction. The Company's policy regarding compensation for directors and officers is that the board of directors may, without regard to personal interest, establish the compensation of directors for services in any capacity.


Item 12.  Securities Being Offered

Common Stock

The Company has authorized 25,000,000 common shares par value
$0.001 of Common Stock, of which 2,850,000 are currently outstanding.

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. There is no right to cumulate votes for the election of directors. Stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Certificate of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefore, subject to the rights of holders of any outstanding preferred stock. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and non-assessable.

Warrants

The Company does not have any warrants to purchase securities of the Company outstanding.

Options

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent

Pacific Stock Transfer Company of Las Vegas, Nevada has been appointed the transfer agent for the Shares.

                             PART II

Item 1.     Market Price of, and Dividends on, the Registrant's
Common Equity and Other Stockholder Matters

The Company anticipates applying for a listing on the OTC Bulletin Board upon effectiveness of this registration statement.
Currently, there is no public market for the Company's stock and there is no assurance that a public market will materialize.

As of the date of this registration statement, there were Thirty-eight (38) registered shareholders in the Company. There are no dividend restrictions in the Company.

None of the holders of the Company's common shares or warrants or options to purchase common shares have any right to require the Company to register its common shares pursuant to the Securities
Act of 1933.


Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Corporation.


Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its inception in February 1999.


Item 4.  Recent Sales of Unregistered Securities

The Company completed an offering of 650,000 common shares at a price of $0.01 per share on March 2, 1999 pursuant to Rule 504 of Regulation D of the Act, and Section 46(j) of the Securities Act of British Columbia. All of these shares were sold to Mr. Peter Bell, the President, Secretary/Treasurer and a Director of the Company, Mr. Richard Wilson, a director of the Company, and Mr. Ross Bailey, a director of the Company. All shares sold pursuant to this offering are "restricted shares" within the meaning of the Act as each of Mr. Bell, Mr. Wilson and Mr. Bailey are affiliates of the
Company.   The shares purchased by Mr. Bell, Mr. Wilson and Mr.
Bailey are control securities and are subject to restrictions on re-sale. The shares may only be sold: (i) pursuant to an exemption from registration pursuant to the Act, (ii) pursuant to a registration statement filed pursuant to the Act, or (iii) in accordance with the volume and trading limitations of Rule 144 of the Act after the expiry of the one year period from the date of acquisition. No commission was paid by the Company for any sales of common stock completed pursuant to this offering.

The Company completed an offering of 2,100,000 common shares at a price of $0.01 per share on March 4, 1999 to a total of 16 persons known to the officers and directors of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British Columbia and Section 66(a) of the Securities Act of
Alberta. No commission was paid by the Company for any sales of common stock completed pursuant to this offering. A number of the shares sold in this offering were purchase by related persons in the Higgs family including, Dennis Higgs, Darlene Higgs, Douglas Higgs, Darcy Higgs, Carleen Higgs and Terri-Lynn Ker. The shares purchased by these persons, or under their control, are control securities and are subject to restrictions on re-sale.

The Company completed an offering of 100,000 common shares at a price of $0.20 per share on March 12, 1999 to a total of 19 persons known to the officers and directors of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934. The offering was also completed pursuant to
Section 46(j) of the Securities Act of British Columbia. No commission was paid by the Company for any sales of common stock completed pursuant to this offering. Ms. Elizabeth Bell, the daughter of Mr. Peter Bell, the President, Secretary, Treasurer and a Director of the Company, purchased 5,000 shares of the Company's common stock pursuant to this offering. Mr. Richard Bell, the son of Mr. Peter Bell, purchased 5,000 shares of the Company's common stock pursuant to this offering.


Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the

Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or
iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made
(i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or
(ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                             PART F/S
                       FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

                             PART F/S
                       FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for the period ending March 15, 1999, including:

     (a)     Balance Sheet;

     (b)     Statement of Loss and Deficit;

     (c)     Statement of Cash Flows;

     (d)     Statement of Stockholders' Equity;

     (e)     Notes to Financial Statements.


2. Audited financial statements for the period ending September 30, 1999, including:

     (a)     Balance Sheet;

     (b)     Statement of Loss and Deficit;

     (c)     Statement of Cash Flows;

     (d)     Statement of Stockholders' Equity;

     (e)     Notes to Financial Statements.


3. Consent of Independent Accountant to use of financial statements.

                  BRADEN TECHNOLOGIES, INC.
                (An Exploration Stage Company)

                    FINANCIAL STATEMENTS


                      MARCH 15,1999
                 (Stated in U.S. Dollars)

                     AUDITORS' REPORT

To the Directors
Braden Technologies Inc.

We have audited the balance sheet of Braden Technologies Inc. (an exploration stage company) as at March 15, 1999 and the statements of loss and deficit accumulated during the development stage, cash flows and stockholders' equity for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 15, 1999 and the results of its operations and the cash flows for the period then ended in accordance with United States generally accepted accounting principles.


Vancouver, B.C.	DeMello & Company

April 6, 1999	Certified General Accountants

                  BRADEN TECHNOLOGIES, INC.
                (An Exploration Stage Company)

                        BALANCE SHEET

                        MARCH 15,1999
                   (Stated in U.S. Dollars)

-------------------------------------------------------------
ASSETS

Current
     Cash                                         $ 47,412

     Mineral property (Note 3)                    $  1,000
                                                  --------
                                                  $ 48,412

-------------------------------------------------------------
LIABILITIES

Current
     Accounts payable                             $  2,345
                                                  --------
     SHAREHOLDERS' EQUITY

     Share Capital
        Authorized:
          25,000,000 Common shares,
          par value $0.001 per share

        Issued and outstanding:
          2,850,000 Common shares                    2,850

        Additional paid in capital                  44,650
Deficit Accumulated During The Exploration Stage    (1,433)
                                                  --------
                                                    46,067
                                                  --------
                                                  $ 48,412
-------------------------------------------------------------


Approved by the Directors:


/S/ Peter Bell                         /S/ Ross Bailey

                     BRADEN TECHNOLOGIES, INC.
                  (An Exploration Stage Company)

                   STATEMENT OF LOSS AND DEFICIT
                     (Stated in U.S. Dollars)

-------------------------------------------------------------
                                   Period From
                                     Date Of
                                  Organization   Inception
                                   February 17   February 17
                                      1999         1999
                                   To March 15   To March 15
                                      1999         1999
-------------------------------------------------------------

Expenses
     Bank charges                  $      4       $      4
     Professional fees                  417            417
     Office and sundry                   84             84
     Office facilities and services     928            928
                                   --------       --------
Net Loss For The Period               1,433       $  1,433
                                                  ========

Deficit Accumulated During
     The Exploration Stage,
     Beginning Of Period               -
                                   --------

Deficit Accumulated During
     The Exploration Stage,
     End Of Period                 $  1,433
                                   ========

Net Loss Per Share                 $   0.01
                                   ========

Weighted Average Number
     of Shares Outstanding        1,580,769
                                  =========

                 BRADEN TECHNOLOGIES, INC.
              (An Exploration Stage Company)

                  STATEMENT OF CASH FLOWS
                  (Stated in U.S. Dollars)

-------------------------------------------------------------
                                  Period From
                                   Date Of
                                  Organization   Inception
                                  February 17    February 17
                                     1999          1999
                                  To March 15    To March 15
                                     1999          1999
-------------------------------------------------------------
Cash Flow From Operating Activities
     Net loss for the period       $(1,433)      $(1,433)

Adjustments To Reconcile
  Net Loss To Net Cash Used
  By Operating Activities
     Change in accounts payable      2,345         2,345
                                    -------------------------
                                       912           912
                                    -------------------------

Cash Flow From Investing Activities
     Mineral property               (1,000)       (1,000)
                                    -------------------------
Cash Flow From Financing Activities
     Share capital issued           47,500        47,500
                                    -------------------------
Increase In Cash                    47,412        47,412

Cash, Beginning Of Period               -            -
                                    -------------------------
Cash, End Of Period                $47,412       $47,412
-------------------------------------------------------------

                    BRADEN TECHNOLOGIES, INC.
                 (An Exploration Stage Company)

                 STATEMENT OF STOCKHOLDERS' EQUITY

                         MARCH 15,1999
                     (Stated in U.S. Dollars)


                         Common Stock
                   -------------------------

                                     Additional
                                      Paid-in
                   Shares    Amount   Capital  Deficit  Total
                  ----------------------------------------------
Shares issued
  for cash
   @ $0.01        2,750,000  $2,750   $24,750       -   $27,500

Shares issued
  for cash
  @ $0.20           100,000     100    19,900       -    20,000

Net loss for
  the period             -       -         -   (1,433)   (1,433)
                  ----------------------------------------------
Balance,
  March 15, 1999  2,850,000  $2,850   $44,650 $(1,433)  $46,067
                  ----------------------------------------------

                     BRADEN TECHNOLOGIES INC.
                 (An Exploration Stage Company)

                NOTES TO FINANCIAL STATEMENTS

                       MARCH 15, 1999
                  (Stated in U.S. Dollars)


1.	NATURE OF OPERATIONS

a)	Organization

The Company was incorporated in the State of Nevada, U.S.A.
on February 17, 1999.

b)	Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Mineral Property and Related Deferred Exploration
Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off. To date none of the Company's properties have reached commercial production.

At least annually, the net deferred cost of each mineral property is compared to management's estimation of the net realizable value, and a write-down is recorded if the net realizable value is less than the cumulative net deferred costs.

                  BRADEN TECHNOLOGIES INC.
              (An Exploration Stage Company)

               NOTES TO FINANCIAL STATEMENTS

                     MARCH 15, 1999
               (Stated in U.S. Dollars)



2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)	Income Taxes

	The Company has adopted Statement of Financial Accounting
Standards No. 109 - "Accounting for Income Taxes" (SFAS
109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

b)	Financial Instruments

	The Company's financial instruments consist of cash and accounts payable.

	Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

c)	Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.


2.	MINERAL PROPERTY

The Company has entered into an option agreement to acquire a 50% interest in the Secret Basin, Nevada property for the following consideration:

-	cash payment of U.S. $1,000;
-	exploration expenditures totalling U.S. $250,000 by
      February 28, 2002, U.S. $10,000 of which must be expended by February 28, 2000.

Consideration to date	$ 1,000
                        =======

                   BRADEN TECHNOLOGIES INC.
               (An Exploration Stage Company)

               NOTES TO FINANCIAL STATEMENTS

                      MARCH 15, 1999
                 (Stated in U.S. Dollars)


4.	UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                   BRADEN TECHNOLOGIES, INC.
                (An Exploration Stage Company)


                    FINANCIAL STATEMENTS


                     SEPTEMBER 30, 1999
                        (Unaudited)
                  (Stated in U.S. Dollars)

                  BRADEN TECHNOLOGIES, INC.
               (An Exploration Stage Company)

                       BALANCE SHEET

                    SEPTEMBER 30, 1999
                        (Unaudited)
                 (Stated in U.S. Dollars)

---------------------------------------------------------------------

ASSETS

Current
   Cash                                                  $    15,225
Prepaid expense                                                1,000
                                                         -----------
                                                              16,255

Mineral Property (Note 4)                                      1,000
                                                         -----------

                                                         $    17,255
=====================================================================

LIABILITIES

Current
   Accounts payable                                      $       530
                                                         -----------

SHAREHOLDERS' EQUITY

Share Capital
   Authorized:
     25,000,000 Common shares,
       par value $0.001 per share

   Issued and outstanding:
     2,850,000 Common shares                                   2,850

   Additional paid in capital                                 44,650

Deficit Accumulated During The Exploration Stage             (30,775)
                                                         -----------
                                                              16,725
                                                         -----------
                                                         $    17,255
=====================================================================

                     BRADEN TECHNOLOGIES, INC.
                  (An Exploration Stage Company)

                  STATEMENT OF LOSS AND DEFICIT
                           (Unaudited)
                    (Stated in U.S. Dollars)

-----------------------------------------------------------------
                                   Period From
                                       Date Of
                                  Organization          Inception
                                   February 17        February 17
                                          1999               1999
                               To September 30    To September 30
                                          1999               1999
-----------------------------------------------------------------

Expenses
   Bank charges                    $       205       $        205
   Mineral property exploration
     Expenditures                        3,972              3,972
   Professional fees                    18,867             18,867
   Office and sundry                       303                303
   Office facilities and services        7,428              7,428
                                   ------------------------------

Net Loss For The Period                 30,775       $     30,775
                                                     ============

Deficit Accumulated During The
   Exploration Stage,
     Beginning Of Period                     -
                                   -----------

Deficit Accumulated During The
   Exploration Stage,
     End Of Period                 $    30,775
                                   ===========

Net Loss Per Share                       $0.01
                                         =====

Weighted Average Number of Shares
   Outstanding                       2,703,333
                                   ===========

                     BRADEN TECHNOLOGIES, INC.
                  (An Exploration Stage Company)

                     STATEMENT OF CASH FLOWS
                           (Unaudited)
                     (Stated in U.S. Dollars)


-----------------------------------------------------------------
                                   Period From
                                       Date Of
                                  Organization          Inception
                                   February 17        February 17
                                          1999               1999
                               To September 30    To September 30
                                          1999               1999
-----------------------------------------------------------------
Cash Flow From Operating Activities
     Net loss for the period       $   (30,775)      $    (30,775)

Adjustments To Reconcile Net Loss
   To Net Cash Used
     By Operating Activities
     Change in prepaid expense          (1,000)            (1,000)
Change in accounts payable                 530                530
                                   ------------------------------
                                       (31,245)           (31,245)
                                   ------------------------------

Cash Flow From Investing Activities
   Mineral property                     (1,000)            (1,000)
                                   ------------------------------

Cash Flow From Financing Activities
   Share capital issued                 47,500             47,500
                                   ------------------------------

Increase In Cash                        15,255             15,255

Cash, Beginning Of Period                    -                  -
                                   ------------------------------

Cash, End Of Period                $    15,255       $     15,255
=================================================================

                     BRADEN TECHNOLOGIES, INC.
                  (An Exploration Stage Company)

                 STATEMENT OF STOCKHOLDERS' EQUITY

                        SEPTEMBER 30, 1999
                            (Unaudited)
                     (Stated in U.S. Dollars)


                         Common Stock
                  -----------------------------

                                     Additional
                                      Paid-in
                   Shares    Amount   Capital   Deficit  Total
                  -----------------------------------------------
Shares issued
  for cash
   @ $0.01        2,750,000  $2,750   $24,750        -   $27,500

Shares issued
  for cash
  @ $0.20           100,000     100    19,900        -    20,000

Net loss for
  the period             -       -         -   (30,775)  (30,775)
                  ----------------------------------------------
Balance, SEPTEMBER
  30, 1999        2,850,000   $2,850  $44,650 $(30,775) $ 16,725
                  ==============================================

                     BRADEN TECHNOLOGIES, INC.
                  (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1999
                            (Unaudited)
                     (Stated in U.S. Dollars)


1.	BASIS OF PRESENTATION

The unaudited financial statements as of September 30, 1999 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the March 15, 1999 audited financial statements and notes thereto.


2.	NATURE OF OPERATIONS

a)	Organization

	The Company was incorporated in the State of Nevada, U.S.A. on February 17, 1999.

b)	Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

3.   SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

                     BRADEN TECHNOLOGIES, INC.
                  (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                         SEPTEMBER 30, 1999
                             (Unaudited)
                      (Stated in U.S. Dollars)



3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)


a)	Mineral Property and Related Deferred Exploration
Expenditures

	The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.
To date none of the Company's properties have reached commercial production.

	At least annually, the net deferred cost of each mineral property is compared to management's estimation of the net realizable value, and a write-down is recorded if the net realizable value is less than the cumulative net deferred costs.

b)	Income Taxes

	The Company has adopted Statement of Financial
Accounting Standards No. 109 - "Accounting for Income
Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

c)	Financial Instruments

	The Company's financial instruments consist of cash and accounts payable.

	Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments.
The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

d)	Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.

                     BRADEN TECHNOLOGIES, INC.
                  (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                         SEPTEMBER 30, 1999
                             (Unaudited)
                      (Stated in U.S. Dollars)

4.   MINERAL PROPERTY

The Company has entered into an option agreement to acquire a 50% interest in the Secret Basin, Nevada property for the following consideration:

-     cash payment of U.S. $1,000;
- exploration expenditures totalling U.S. $250,000 by February 28, 2002, U.S. $10,000 of which must be expended by February 28, 2000.

Consideration to date	$ 1,000
                        =======


5.	UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year.
Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

DeMello & Company				Suite 650 - 999 West Broadway
						Vancouver, B.C. V5Z 1K5
R.F. DeMello Inc.				Tel: (604) 730-4866
						Fax: (604) 730-4840

               CERTIFIED GENERAL ACCOUNTANT


CONSENT OF INDEPENDENT ACCOUNTANTS


I hereby consent to the inclusion of my audit report dated
April 6, 1999, on the financial statements of Braden
Technologies, Inc. for the period ended March 15, 1999 in the Company's Form 10 SB. I also consent to the application of such report to the financial information in the Form 10 - SB, when such financial information is read in conjunction with the financial statements referred to in my report.


Vancouver, B.C.				\s\ R.F. DeMello
						Certified General Accountant
August 5, 1999

                             PART III
                        INDEX TO EXHIBITS

Exhibit 1:    	Articles of Incorporation
Exhibit 2:    	Bylaws
Exhibit 3:    	Mineral Property Option Agreement
Exhibit 4:     	Agreement with John Rice
Exhibit 5:   	Office Facilities and Service Contract between the
                  Company and Senate Capital Group

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this Amendment No. 4 to Form 10-SB registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADEN TECHNOLOGIES INC.

Date:    February 25, 2000

         /s/ Peter Bell
By:      _____________________________
         Peter Bell
         President and Director


                                24